# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newton Golf Company, Inc., CIK 0001934245
CUSIP: 78577G301
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 551 Calle San Pablo, Camarillo, California (CA), 93012
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0001966393
Persons authorized to receive notices and communications: Brett Widney Hoge, 551 Calle San Pablo, Camarillo, California (CA), 93012, 855-774-7888

## Reporting persons
- Brett Widney Hoge (CIK 0001966393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 270,873; shared voting power 0; sole dispositive power 270,873; shared dispositive power 0; aggregate amount beneficially owned 270,873 (5.7% of the class)
  Comment: The shares over which Mr. Hoge has sole voting and dispositive power consist of (i) 270,373 shares of common stock held directly and (ii) 500 shares of common stock issuable upon the exercise of stock options within 60 days. The ownership percentage is based upon 4,752,463 shares of the issuer's common stock outstanding as of November 18, 2025, as reported in the issuer's definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: Newton Golf Company, Inc.
Address of issuer's principal executive offices: 551 Calle San Pablo, Camarillo, California (CA), 93012

## Item 2. Identity and Background
Name of person filing: Brett Widney Hoge
Residence or business address: 551 Calle San Pablo, Camarillo, CA 93012
Present principal occupation or employment: Mr. Hoge is Senior Management Director, Financial Advisor at The Hoge-Barrett Group of Truist Investment Services, Inc., which is located at 110 S. Stratford Rd., Suite 502, Winston-Salem, NC 27104.
Criminal convictions in the last five years: During the last five years, Mr. Hoge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Hoge has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: X1

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Hoge's stock options exercisable for 500 shares of common stock of the issuer within 60 days were issued as compensation for Mr. Hoge's service as a director of the issuer. Mr. Hoge acquired the 270,373 shares of common stock of the issuer using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Hoge currently serves as a director of the issuer. As a director of the issuer, Mr. Hoge may have influence over the corporate activities of the issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Hoge does not have any present plans, and has not made any proposals, that relate to or that would result in any of such actions. Mr. Hoge holds the common stock of the issuer for investment purposes.

Depending on the factors discussed herein, Mr. Hoge may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock he holds in the open market or in privately negotiated transactions. Any actions Mr. Hoge might undertake will be dependent upon his review of numerous factors, including, among other things, the price of the issuer's common stock, general market and economic conditions, ongoing evaluation of the issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Mr. Hoge's need for liquidity, and other future developments. Any future acquisitions or dispositions of the issuer's common stock will be subject to the issuer's policies, including its insider trading policy, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Hoge beneficially owns 270,873 shares, or 5.7%, of the issuer's common stock, including 500 shares of common stock issuable upon the exercise of stock options within 60 days. The ownership percentage is based upon 4,752,463 shares of the issuer's common stock outstanding as of November 18, 2025, as reported in the issuer's definitive proxy statement filed with the Securities and Exchange Commission on November 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Hoge has sole voting and dispositive power with respect to all shares beneficially owned.
Transactions in the class effected during the past sixty days: On November 18, 2025, Mr. Hoge acquired 83,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.0738 per share. On November 19, 2025, Mr. Hoge acquired 15,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.1647 per share. On November 20, 2025, Mr. Hoge acquired 4,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.1959 per share. On November 21, 2025, Mr. Hoge acquired 20,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.2070 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Hoge's stock options exercisable for 500 shares of common stock of the issuer within 60 days were issued as compensation for Mr. Hoge's service as a director of the issuer.

## Signatures
- Brett Widney Hoge: /s/ Brett Hoge, Brett Hoge (11/26/2025)